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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

FOR IMMEDIATE RELEASE

SBS BROADCASTING ANNOUNCES SWEDISH RADIO MERGER
WITH BONNIER RADIO AB

—SBS to Control Largest Radio Group in Scandinavia—

        LUXEMBOURG, July 15, 2003—SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has agreed to merge its Swedish radio operations with Bonnier Radio AB, creating the largest radio group in Scandinavia. The jointly owned company, SBS-Radio AB, will be owned 51% and controlled by SBS and owned 49% by Bonnier. The merger, which is subject to Swedish regulatory approvals, is expected to close August 31st.

        The merger of SBS and Radio Bonnier AB will create the largest radio broadcasting company in Sweden, with SBS managing 19 stations reaching more than 80% of the country. The company's radio networks will include: Mix Megapol, Radio City, Vinyl, Rockklassiker and E -FM.

        Markus Tellenbach, Chief Executive Officer of SBS, said: "This agreement is an important strategic step as we strengthen and expand our radio group in Sweden, the largest Scandinavian market. The merger increases our station portfolio by threefold, giving us the reach and operating scale necessary to reduce costs and drive operating performance. We look forward to working with our new partner Bonnier, Sweden's largest media company, in integrating our operations and pursuing the benefits of our highly targeted portfolio of stations. With market leading stations across Scandinavia, we remain committed to leveraging our footprint to take advantage of the attractive economics and strong long-term growth prospects of this medium."

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

# # # # #

For further information, please contact:

Investors: Catherine Wang/Michael Smargiassi Brainerd Communicators Tel: +1 212 986 6667 wang@braincomm.com smarg@braincomm.com	Press: Jeff Pryor Pryor Associates Tel: 818 382 2233 jeff@pryorpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2003
SBS BROADCASTING S.A.
	By:	/s/ Markus Tellenbach
	Name:	Markus Tellenbach
	Title:	Chief Executive Officer

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SBS BROADCASTING ANNOUNCES SWEDISH RADIO MERGER WITH BONNIER RADIO AB
SIGNATURES